Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated April 1, 2014

Fantex Road Show presentation at Sotheby's International Realty | To view this email as a web page, click here. FANTEX VERNON DAVIS ROAD SHOW AT SOTHEBY’S INTERNATIONAL REALTY IN SAN FRANCISCO Hello, We are pleased to invite you to an upcoming Investors Presentation on Thursday April 3rd by Fantex, Inc. – a San Francisco-based brand building company that purchases a minority interest in an athlete brand and works to increase the value of the brand. In order to fund the purchase, Fantex, Inc. develops a tracking stock that is linked to the economic performance of the brand. The company will be available to discuss its business, as well as the offering of Fantex Vernon Davis – a unique tracking stock tied to the cash flows of Vernon Davis’s brand (including current/future playing contracts, certain endorsements and appearance fees, as well as potential post-career income). Details of the Presentation are as follows: Location: 1934 Union Street San Francisco, California Date: Thursday, April 3 Time: 6:00pm (6:30 presentation) Lead Bookrunner: Fantex Brokerage Services Company Representatives: Buck French: Co-Founder & Chief Executive Officer Sean Baenen, Chief Marketing Officer

RSVP >> The information herein is privileged and confidential, is intended solely for the attention of the named addressee(s) and must not be disclosed or distributed to any other person. Such information may be obtained from various sources and is not guaranteed for accuracy or completeness. Neither the information nor any opinion expressed constitutes a solicitation for the purchase or sale of any securities or other financial instruments. An investment in Fantex Vernon Davis will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any other tracking stock that Fantex, Inc. may establish and issue in the future. This offering is highly speculative and the securities involve a high degree of risk. Investing in Fantex Series Vernon Davis should be considered only by persons who can afford the loss of their entire investment. Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus here. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. Fantex, Inc., 330 Townsend St., Suite 234, San Francisco, CA 94107 © 2014 Fantex Inc. Privacy Statement | Unsubscribe